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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLS, NELSON & ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO LEADERSHIP SQUARE, 211 N. ROBINSON, STE. 1600
(No. and Street)

OKLAHOMA CITY	OK	73102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD F WELLS 405-239-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & CO, L.L.P
(Name – *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPRESSWAY, STE 300	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD F WELLS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELLS, NELSON & ASSOCIATES, LLC, as of 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY SEAL PUBLIC
JOYCE A. SANDERS
Notary Public
State of Oklahoma
Commission # 01004352 Expires 03/13/17

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ACCOUNTANTS
CONSULTANTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members
Wells Nelson & Associates, L.L.C.

We have audited the accompanying statement of financial condition of Wells Nelson & Associates, L.L.C. (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Nelson & Associates, L.L.C. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CF & Co., L.L.P.

Dallas, Texas
February 24, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

WELLS NELSON & ASSOCIATES, LLC

Statement of Financial Condition

December 31, 2015

ASSETS

Cash and cash equivalents	$	138,820
Deposits with clearing broker-dealer		1,054,828
Receivable from clearing broker-dealer		508,155
Interest receivable		3,879
Securities owned at fair value		1,115,549
Furniture, equipment and leasehold improvements, net		98,740
Other assets		4,954
	$	2,924,925

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	30,302
Accrued expenses		236,229
Deferred rent		6,000
Payable to clearing broker-dealer		1,099,442
Total liabilities		1,371,973
Members' equity		1,552,952
	$	2,924,925

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC

Statement of Income

For the Year Ended December 31, 2015

Revenues:	
Commissions	$ 1,581,954
Trading and investment gains	995,440
Underwriting and advisory fees	867,960
Interest	70,617
Other	123,749
	3,639,720
Expenses:	
Employee compensation and benefits	2,545,114
Brokerage and clearance fees	116,473
Communications	81,118
Occupancy and equipment costs	256,756
Promotional costs	103,607
Interest	32,811
Data processing costs	45,391
Regulatory fees and expenses	194,557
Errors and bad debt	22,560
Other	166,118
	3,564,505
Net income	$ 75,215

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2015

	Number of Units	Members' Equity
Balance, January 1, 2015	1,367	$ 1,720,515
Distributions		(242,778)
Net income		75,215
Balance, December 31, 2015	1,367	$ 1,552,952

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2015

Balance, December 31, 2014	--
Additions	--
Retirements	--
Balance, December 31, 2015	$ --

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 75,215
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	54,588
Loss on disposal of assets	957
Changes in operating assets and liabilities:	
Decrease in deposits with clearing broker-dealer	174,409
Increase in receivable from clearing broker-dealer	(285,482)
Increase in interest receivable	(3,713)
Increase in securities owned	(833,807)
Decrease in other assets	11,717
Increase in accounts payable	15,639
Increase in accrued expenses	53,184
Decrease in deferred rent	(9,000)
Increase in payable to clearing broker-dealer	819,478
Net cash provided (used) by operating activities	73,185
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(228)
Net cash provided (used) by investing activities	(228)
Cash flows from financing activities	
Distributions	(242,778)
Net cash provided (used) by financing activities	(242,778)
Net decrease in cash and cash equivalents	(169,821)
Beginning cash and cash equivalents	308,641
Ending cash and cash equivalents	$ 138,820
Supplemental Disclosures	
Cash paid for:	
Interest	$ 32,811

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements present the financial position and results of operations of Wells Nelson & Associates, LLC (the "Company"), an Oklahoma limited liability company, which was formed on February 7, 2000. Three individuals who are members of management and/or employees of the Company, own the majority of the membership interests. The Company shall terminate on February 28, 2050, unless earlier terminated. Profit and loss are allocated and distributions are made to members in accordance with their percentage ownership of outstanding units. The number of membership units authorized must be approved by the majority of the board of members. Each member's liability is limited to its capital account balance. The Company generally makes distributions to its members around March of each year.

Business Operations

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, located in Dallas, Texas, which carries the accounts and securities of the Company's customers. Principal business activities are conducting principal and agency transactions and providing underwriting and advisory services for customers primarily located in Oklahoma.

Underwriting and Advisory Fees

Underwriting and advisory fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting and advisory fees also include fees earned from providing financial advisory services. Underwriting and advisory fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies - continued

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided principally by accelerated and straight-line methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination over the statutes of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. This ASU's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

Note 2 - Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions, trading profits, and other items. Such amounts are normally collected between five and thirty-five days after month end.

Note 3 - Receivable from Other Broker-Dealer

Receivable from other broker-dealers include underwriting fees from securities offerings in which the Company acts as an underwriter. Such amounts are normally collected within thirty days after month end. There were no such receivables at December 31, 2015.

Note 4 - Securities Owned

Securities owned at fair value as of December 31, 2015 are considered trading securities and consist of state and municipal obligations and a collateralized obligation. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

State and municipal obligations consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

Collateralized mortgage obligations ("CMO") are value based on an option-adjusted discounted cash flow model. The significant inputs to this model include yield, prepayment speed, default rate, and loss severity.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

WELLS NELSON & ASSOCIATES, LLC
Notes to Financial Statements
December 31, 2015

Note 4 - Securities Owned - continued

	Securities Owned		
	Level 1	Level 2	Level 3
State and municipal obligations	$350,970	$752,465	
Collateralized obligation			$12,114
Total	$350,970	$752,465	$12,114

The following table presents a reconciliation of investments measured at fair value using unobservable inputs (level 3).

	CMO
Balance at January 1, 2015	$ 0
Purchases	12,114
Balance at December 31, 2015	$12,114

The Company did not hold any financial liabilities at fair value at December 31, 2015.

Note 5 - Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2015 is as follows:

Furniture and fixtures	$ 296,931
Equipment	181,412
Leasehold improvements	125,353
	$ 603,696
Less: accumulated depreciation and amortization	504,956
	$ 98,740

Note 6 - Leases

The Company's facilities and certain equipment are leased under various operating leases with initial noncancelable terms in excess of one year. Rental expense related to facilities and equipment amounted to $172,169 during 2015. One facility lease contains an option to renew for an additional sixty months.

Note 6 - Leases - continued

The following are the minimum lease payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2015:

Year Ending December 31,	
2016	$ 125,094
2017	62,175
2018	10,720
Total minimum lease payments	$ 197,989

Note 7 - Net Capital Requirements and Exemptive Provisions

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,376,104, which was $1,276,104 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .2 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Note 8 - Defined Contribution Plan

The Company adopted a 401(k) profit sharing plan covering all eligible employees, effective January 1, 2003. Participants may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company may also make discretionary contributions and safe harbor matching contributions. The Company incurred administrative fees and made matching contributions of $76,048 and $65,779, respectively.

Note 9 - Commitments and Contingent Liabilities

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2015.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Supplemental Information Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934, as of
December 31, 2015

Schedule I

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015

Computation of Net Capital

Total members' equity qualified for net capital		$ 1,552,952
Deductions and/or charges		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$ 98,740	
Other assets	4,954	(103,694)
Net capital before haircuts on securities positions		1,449,258
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities		(73,154)
Net capital		$ 1,376,104

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 30,302
Accrued expenses	236,229
Deferred rent	6,000
Total aggregate indebtedness	$ 272,531

Schedule I (continued)

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 18,169
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 1,276,104
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 1,256,104
Ratio: Aggregate indebtedness to net capital	0.20 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

WELLS NELSON & ASSOCIATES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Hilltop Securities, Inc.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Members
Wells Nelson & Associates, L.L.C.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Wells Nelson & Associates, L.L.C. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wells Nelson & Associates, L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* Wells Nelson & Associates, L.L.C. stated that Wells Nelson & Associates, L.L.C. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Wells Nelson & Associates, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wells Nelson & Associates, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2016

EXEMPTION REPORT
DECEMBER 31, 2015

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from the provisions of §240.15c3-3(k)(2)(ii).
2. The firm met the identified exemption provisions in §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.


Edward Wells
President

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2015

CF ACCOUNTANTS CONSULTANTS 60 YEARS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Members
Wells Nelson & Associates, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Wells Nelson & Associates, LLC (the "Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Wells Nelson & Associates, L.L.C.'s compliance with the applicable instructions of the Form SIPC-7. Wells Nelson & Associates, L.L.C.'s management is responsible for the Wells Nelson & Associates, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 24, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2692*******************MIXED AADC 220
052490 FINRA DEC
WELLS NELSON & ASSOCIATES LLC
TWO LEADERSHIP SQ
211 N ROBINSON AVE STE S1600
OKLAHOMA CITY OK 73102-7175

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Edward F. Wells, President
(405) 239-9000

2. A. General Assessment (item 2e from page 2) $ 8,170

B. Less payment made with SIPC-6 filed (exclude interest) (-4,118)

07/21/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4,052

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,052

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,052

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wells Nelson & Associates, LLC
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Dated the 22 day of February, 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,639,721
2b. Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	237,529
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	101,477
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 32,811	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	32,811
Total deductions	371,817
2d. SIPC Net Operating Revenues	$ 3,267,903
2e. General Assessment @ .0025	$ 8,170

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